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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Kaufmann, Joseph , W.		Kensey Nash Corporation (KNSY)
	55 East Uwchlan Ave	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			04/29/2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Exton , PA 19341 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				CEO & President

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		04/28/2003				M			11,000	A	$8.75				D

	Common Stock		04/28/2003				S			11,000	D	$22.70				D

	Common Stock													165,833		D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Employee Stock Options (rights to buy)		$8.75		04/28/2003				M				11,000

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned - Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	5/9/99	5/9/05		Common Stock	139,600		$8.75		139,600		D

	6/30/99	6/30/06		Common Stock	60,000		$13.375		60,000		D

	7/23/00	7/23/07		Common Stock	60,000		$11.75		60,000		D

	7/1/01	8/28/08		Common Stock	30,000		$7.625		30,000		D

	(1)	4/9/09		Common Stock	300,000		$8.75		300,000		D

	(2)	8/16/10		Common Stock	75,000		$13.13		75,000		D

	(3)	6/5/11		Common Stock	168,500		$14.51		168,500		D

	(4)	7/10/12		Common Stock	55,000		$14.58		55,000		D

	(5)	(5)		Common Stock	20,000(5)		(5)		(5)		D

	(5)	(5)		Common Stock	60,000(5)		(5)		(5)		D

	(5)	(5)		Common Stock	20,000(5)		(5)		(5)		D

	(5)	(5)		Common Stock	20,000(5)		(5)		(5)		D

	(5)	(5)		Common Stock	20,000(5)		(5)		(5)		D

Explanation of Responses:

(1)Subject to certain restrictions and to strike price restrictions not to exceed seven years, options to buy 300,000 shares have vested as of the date of this Form 4.
(2)Subject to certain restrictions, options to buy 58,333 shares were vested on July 1, 2002 and the remaining options to buy 16,667 sshares will vest on July 1, 2003.
(3)Subject to certain restrictions, options to buy 98,500 shares vested on December 5, 2001, options to buy 23,334 shares vested on June 5, 2002 and the remaining options to buy 46,666 shares will vest in two equal installments on June 5, 2003 and June 5, 2004.
(4)Subject to certain restrictions, options to buy 55,000 shares will vest in three equal annual installments on July 1, 2003, July 1, 2004 and July 1, 2005.
(5)Mr. Kaufmann has entered into pre-paid forward sale contracts (the "Forward Contracts") relating to the disposition by Mr. Kaufmann of 140,000 shares of Common Stock (the "Shares") of Kensey Nash Corporation ("Kensey Nash").  Mr. Kaufmann will receive cash payments in the amount of (a) $328,950 with respect to 20,000 Shares, which have a downside protection threshold price ("Floor Price") of $19.35, a threshold appreciation price ("Cap Price") of $25.155, and a "Maturity Date" of January 24, 2005, (b) $327,675 with respect to 20,000 Shares, which have a Floor Price of $19.275, a Cap Price of $25.0575, and a Maturity Date of February 11, 2005, (c) $327,250 with respect to 20,000 Shares, which have a Floor Price of $19.25, a Cap Price of $25.025, and a Maturity Date of February 25, 2005, (d) $327,250 with respect to 20,000 Shares, which have a Floor Price of $19.25, a Cap Price of $25.025, and a Maturity Date of March 11, 2005, (e) $327,547.50 with respect to 20,000 Shares, which have a Floor Price of $19.2675, a Cap Price of $25.0478, and a Maturity Date of March 28, 2005, (f) $327,250 with respect to 20,000 Shares, which have a Floor Price of $19.25, a Cap Price of $25.025, and a Maturity Date of April 8, 2005, and (g) $329,120 with respect to 20,000 Shares, which have a Floor Price of $19.36, a Cap Price of $25.168, and a Maturity Date of April 22, 2005.  Each sale of Shares described in the preceding sentence shall be referred to as a "Tranche".  In exchange for such cash payments and to secure the obligations of Mr. Kaufmann under the Forward Contracts, Mr. Kaufmann pledged the Shares to the broker with whom he entered into the Forward Contracts.

Under the Forward Contracts, Mr. Kaufmann has agreed to deliver a number of Shares (or, at the option of Mr. Kaufmann, the cash equivalent of such Shares) on the maturity date of each Forward Contract pursuant to the following formula:  (a) if the closing price of Common Stock of Kensey Nash on the applicable Maturity Date (the "Final Price") is less than the floor price with respect to any Tranche, then Mr. Kaufmann shall deliver the number of shares relating to such Tranche; (b) if the Final Price is less than or equal to the cap price, but greater than or equal to the floor price with respect to any Tranche, then Mr. Kaufmann shall deliver a number of Shares equal to the number of Shares relating to such Tranche times the floor price divided by the Final Price; and (c) if the Final Price is greater than the cap price with respect to any Tranche, then Mr. Kaufmann shall deliver a number of Shares equal to the number of Shares relating to such Tranche multiplied by a fraction, the numerator of which is the sum of the floor price and the difference between the Final Price and the cap price, and the denominator of which is the Final Price.

/s/Joseph W. Kaufmann	4/29/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.